Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295473

Prospectus

TransCode Therapeutics, Inc.

15,955,543 Shares

Common Stock

This prospectus relates to the possible resale or other disposition from time to time by the selling stockholders named in this prospectus of up to an aggregate of 15,955,543 shares of our Common Stock, par value $0.0001 per share (“Common Stock”), which consists of (i) 83,285 shares of Common Stock that were issued by us to DEFJ, LLC (“DEFJ”) pursuant to that certain Membership Interest Purchase Agreement (the “Purchase Agreement”), dated as of October 8, 2025, by and between us and DEFJ, (ii) 11,529,568 shares of Common Stock issuable by us to DEFJ upon the conversion of 1,152.9568 shares of our Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share, each of which is convertible into 10,000 shares of Common Stock (“Series A Preferred Stock”) pursuant to the Purchase Agreement, (iii) up to 298,894 shares of Common Stock issuable by us to holders of Series A Preferred Stock upon the conversion of 29.8894 shares of Series A Preferred Stock issued as a one-time payment-in-kind dividend pursuant to the Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock and Series B Preferred Stock (the “Certificate of Designation”), (iv) 592,255 shares of Common Stock issuable by us to affiliates of Tungsten Advisors (through its broker-dealer Finalis Securities LLC) (“Tungsten”) upon the conversion of 59.2255 shares of Series A Preferred Stock as partial compensation for services rendered by Tungsten in connection with the transactions contemplated by the Purchase Agreement and the Investment Agreement (defined below), (v) 2,237,337 shares of Common Stock issuable by us to DEFJ upon the conversion of 223.7337 shares of our Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share, each of which is convertible into 10,000 shares of Common Stock (“Series B Preferred Stock”) pursuant to that certain Investment Agreement dated as of October 8, 2025, by and between us and DEFJ (the “Investment Agreement”), (vi) 1,136,364 shares of Common Stock issuable by us to Unleash Immuno Oncolytics, Inc. (“Unleash”) upon the conversion of 1,136,364 shares of our Series C Non-Voting Convertible Preferred Stock, par value $0.0001 per share, each of which is convertible into one share of Common Stock (the “Series C Preferred Stock,” and together with the Series A Preferred Stock and Series B Preferred Stock, the “Preferred Stock”) pursuant to an Exclusive License Agreement between the Company and Unleash, dated as of March 2, 2026 (the “Licensing Agreement”) and (vii) 77,840 shares of Common Stock issuable by us to affiliates of Tungsten upon the conversion of 77,840 shares of Series C Preferred Stock as partial compensation for services rendered by Tungsten in connection with the transactions contemplated by the Licensing Agreement.

Pursuant to the Purchase Agreement, we acquired 100% of the issued and outstanding membership interests of ABCJ, LLC, a Delaware limited liability company (“ABCJ”) (such transaction, the “Acquisition”). Prior to the Acquisition, ABCJ was a wholly owned subsidiary of DEFJ and an indirect wholly owned subsidiary of CK Life Sciences Int’l., (Holdings) Inc., a company incorporated in the Cayman Islands with limited liability (“CK Life Sciences”). Concurrently with the Acquisition, we entered into the Investment Agreement pursuant to which DEFJ agreed to purchase in a private placement, an aggregate of 223.7337 shares of our Series B Preferred Stock for a price per share of $111,740 (the “Investment”).

ABCJ owns 100% of the issued and outstanding membership interests of Polynoma, LLC, a Delaware limited liability company (“Polynoma”) previously headquartered in San Diego, California. Polynoma is an immuno-oncology focused biopharmaceutical company developing Seviprotimut-L, an investigational polyvalent antigen vaccine intended to reduce the risk of recurrence of melanoma in patients in stage IIB and IIC who have limited options. Seviprotimut-L has been safely administered in clinical trials to more than 1,000 patients.

The issuance of shares of Series C Preferred Stock to Unleash was made pursuant to the Unleash Registration Rights Agreement (as defined below) and the Licensing Agreement.

We agreed to file the registration statement of which this prospectus is a part pursuant to (i) that certain Registration Rights Agreement, dated as of October 8, 2025, that we entered into in connection with the consummation of the Acquisition and Investment (the “Registration Rights Agreement”) and (ii) that certain Equity Issuance and Registration Rights Agreement, dated as of March 2, 2026, that we entered into in connection with the consummation of the Licensing Agreement (the “Unleash Registration Rights Agreement”). Additional information with respect to the Registration Rights Agreement and Unleash Registration Rights Agreement is contained in this prospectus under the heading “Selling Stockholders” and in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 8, 2025, March 3, 2026, and April 7, 2026.

The selling stockholders or their permitted transferees or other successors-in-interest may, but are not required to, sell, transfer, or otherwise dispose of, any or all of the shares of our Common Stock offered by this prospectus at any time and from time to time in a number of different ways, including sales on any stock exchange or in negotiated transactions, and at varying prices, including fixed prices, at prevailing market prices at the time of sale or disposition, at prices related to the prevailing market price, or at negotiated prices. See “Plan of Distribution” on page 38 for a description of how the selling stockholders may dispose of the shares covered by this prospectus.

We are not selling any shares of our Common Stock under this prospectus and will not receive any of the proceeds from the sale of shares of our Common Stock by the selling stockholders.

We have agreed to pay certain expenses related to the registration of the offer and sale by the selling stockholders of our Common Stock pursuant to the registration statement of which this prospectus forms a part. The selling stockholders will bear all commissions, discounts, concessions and other selling expenses, if any, in connection with the sale of the shares of our Common Stock covered by this prospectus.

We are an emerging growth company and a smaller reporting company as defined under federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “RNAZ”. On July 17, 2026, the closing price of our Common Stock was $8.43 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our Common Stock involves a high degree of risk. You should carefully read the information contained under the heading “Risk Factors” on page 18 of this prospectus, and under similar headings in the documents that are incorporated by reference into this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 20, 2026.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. By using this registration process, the selling stockholders named in this prospectus may offer and sell shares of our Common Stock from time to time in one or more transactions as described under “Plan of Distribution.”

This prospectus provides you with a general description of us and our securities. We may add, update or change in a prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference. For further information about our business and our securities, you should refer to the registration statement and the reports incorporated by reference in this prospectus, as described in “Where You Can Find More Information” and “Incorporation By Reference.” This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date. We and the selling stockholders named in this prospectus have not authorized anyone to provide you with any different information.

TransCode Therapeutics, Inc. is referred to herein as “TransCode Therapeutics,” “TransCode,” “the Company,” “we,” “us,” and “our,” unless otherwise specified or the context indicates otherwise.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own, have applied for or have rights to use one or more registered and common law trademarks, service marks and/or trade names in connection with our business in the United States and/or in certain foreign jurisdictions.

This prospectus and the documents incorporated herein by reference may contain trademarks, service marks and trade names of third parties which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus, any applicable prospectus supplement and our other public filings is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus, any applicable prospectus supplement and the documents incorporated herein by reference may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of or licensor to these trademarks, service marks and trade names.

On October 20, 2021, TransCode Therapeutics, Inc. applied to the United States Commissioner of Trademarks to register TRANSCODE THERAPEUTICS as a trademark under International Class 005, pharmaceutical preparations for the treatment of cancer, diagnostic preparations for medical purposes, having Serial Number 97/083236. For the purpose of this prospectus, TransCode Therapeutics® is referred to as TransCode.

PROSPECTUS SUMMARY

This prospectus summary highlights selected information appearing elsewhere, or incorporated by reference into, this prospectus and may not contain all of the information that you need to consider in making an investment decision regarding our securities. Before making an investment decision, you should carefully read this prospectus, any applicable prospectus supplement, any related free writing prospectus that we have authorized for use in connection with this offering, and any documents incorporated by reference into this prospectus, including the information contained under the heading “Risk Factors” beginning on page 18 in this prospectus and under similar headings in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2025, (the “Annual Report”) and in our updates to those Risk Factors contained in our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K following the Annual Report .

The Company

TransCode is a clinical-stage company pioneering immuno-oncology and RNA therapeutics for treatment of high risk and advanced cancers We possess a diversified pipeline of therapeutic candidates, including two clinical stage assets, TTX-MC138, an antisense inhibitor of an oncogenic microRNA, and Seviprotimut-L, a cancer vaccine. We also possess an oncolytic immunotherapy platform and three TTX-based pre-clinical stage assets.

The following table describes our current pipeline:

TTX Design Engine

Initially our research was almost exclusively focused on the promise of RNA-based therapeutics in cancer and the longstanding challenge of delivering them effectively to tumors and metastases. Recently, we have expanded our pipeline to include other oncology therapeutic candidates.

We have developed a proprietary drug design engine which we call TTX. TTX is a modular and customizable platform created to overcome limitations of existing RNA delivery technologies which primarily target the liver. TTX enables precise tuning of therapeutic-carrier properties and therapeutic payloads to optimize stability, targeting, pharmacokinetics, and therapeutic effect. TTX supports a wide range of RNA modalities (such as siRNA, antisense oligonucleotides, non-coding RNA, and RIG-I) as well as non-RNA payloads. Our preclinical studies showed successful delivery to cancer cells and macrophages across multiple organs. The TTX platform is built on four core elements: genetic code–driven target selection, modular therapeutic design, tumor-optimized delivery, and image-guided monitoring using MRI. Together, these elements aim to unlock access to previously undruggable cancer targets and represent a significant advance in RNA therapeutics beyond the liver.

TTX-MC138, our Lead RNA Program

Our lead therapeutic candidate, TTX-MC138, targets microRNA-10b, or miR-10b. Our scientific co-founders developed TTX-MC138 while on staff at The General Hospital Corporation, d/b/a Massachusetts General Hospital, or MGH. They designed TTX-MC138 to leverage our TTX drug design engine using antisense technology to target microRNA-10b. MiR-10b is a well-validated biomarker and master regulator of metastatic cell viability in a range of cancers, including breast, pancreatic, ovarian, colon, glioblastomas, and several others. In contrast, most anti-cancer therapies target primary tumors and do not address metastatic disease specifically. Effective therapeutics have not been developed targeting microRNA-10b because of, we believe, challenges in delivering nucleic acids to tumors despite microRNA-10b’s strong association with cancer metastasis as documented in an estimated 600 peer-reviewed scientific publications listed on PubMed that refer to miR-10b.

In preclinical murine models of humanized metastatic breast and pancreatic cancer, TTX-MC138 produced strong anti-metastatic effects, including complete or substantial regression of established metastases, high survival rates, no recurrence after treatment cessation, and no observed systemic toxicity. Its mechanism targets multiple pro-metastatic pathways that promote invasion, proliferation, angiogenesis, immune modulation, and cancer stem cell self-renewal, and its activity appears independent of hormone receptor status. These results support miR-10b as a broadly relevant cancer target and position TTX-MC138 as a potential therapy for metastatic disease, while acknowledging that efficacy in humans remains to be proven in clinical trials.

Phase 0 — First-in-Human Clinical Trial

We conducted our FIH Phase 0 clinical trial at MGH, a major cancer center, in August 2023. The primary purpose of this trial was to demonstrate clinical delivery of TTX-MC138 to metastatic tumor lesions. Another objective of the Phase 0 trial was to evaluate the pharmacokinetics of a radiolabeled version of our therapeutic candidate. While only one patient was dosed in this trial, this patient had metastatic lesions in three locations – bone, lungs and liver – and we obtained the results we expected. Namely, the data from this patient showed that radioactivity consistent with accumulation of TTX-MC138 was detected in the regions of the metastatic lesions previously identified by fluorodeoxyglucose /positron emission tomography, or FDG-PET. In addition, radiolabeled TTX-MC138 had pharmacokinetic behavior consistent with that expected based on non-clinical IND-enabling studies. The patient tolerated the dosing with no reported adverse reactions. Metabolite analysis indicated circulation of intact radiolabeled TTX-MC138 for more than 20 hours, equivalent to that predicted by Drug Metabolism and Pharmacokinetics (DMPK) modelling, and that the drug candidate analyzed in the blood was identical to that of the manufactured drug candidate, demonstrating in vivo stability.

Evidence of accumulation of radiolabeled TTX-MC138 in clinical metastases.

Phase I/II Clinical Trial

In April 2024, we received an Investigational New Drug “Study May Proceed” letter from the FDA to conduct a Phase I/II clinical trial.

In the second half of 2024, we commenced a Phase 1a clinical trial designed as an open-label, multicenter study in cancer patients with advanced solid tumors. The objectives of this trial were to evaluate the safety and tolerability of escalating dose levels of TTX-MC138 to determine its maximum tolerated dose, or MTD, from which we anticipated selecting a recommended Phase 2 dose, or RP2D, level.

In the Phase 1a trial, 16 patients were treated using four escalating dose levels. No significant treatment-related safety events or dose-limiting toxicities were observed and there were positive pharmacodynamic effects over all four dose levels, consistent with preclinical models and our Phase 0 clinical trial results. Key assessments in the clinical trial are to characterize TTX-MC138’s safety, pharmacokinetic, pharmacodynamic and anti-tumor activity, thus identifying an MTD and ensuring the mechanism of action is on target. The clinical trial also is exploring the effect of TTX-MC138 on biomarker expression, which may include miR-10b expression, and miR-10b downstream targets (RNA sequencing). Clinical assessments to further evaluate TTX-MC138 include clinical laboratory exams, CT scan assessments, and response assessments per RECIST criteria.

On October 14, 2025, we announced completion of this trial, that the trial had met the primary endpoint of safety, and the decision to move forward into the next stage of clinical evaluation of TTX-MC138.

Phase 2a Clinical Trial

On December 11, 2025, we announced a new collaboration to evaluate TTX-MC138 in a Phase 2a clinical trial as part of the PRE-I-SPY clinical trial platform operated by Quantum Leap Health Care Collaborative (“Quantum Leap”). The PRE-I-SPY program will incorporate TTX-MC138 into a clinical trial designed as a multicenter, open-label, dose-expansion trial treating patients for one year with one year of post-treatment follow-up. The trial will evaluate event-free survival, ctDNA dynamics and pharmacokinetics of TTX-MC138 in up to 45 patients with stage I-III adenocarcinoma of the colon or rectum, who are ctDNA positive with minimal residual disease detected by tumor-informed ctDNA assays, who have completed standard curative-intent therapy, and who show no radiographic evidence of recurrence or metastasis. This trial is planned to begin in the second quarter 2026 and will be led by Principal Investigator Dr. Paula Pohlmann of the MD Anderson Cancer Center. The study is being conducted under a Quantum Leap IND and cross-referenced to our IND.

Seviprotimut-L

Seviprotimut-L was the lead product candidate being developed by our subsidiary, Polynoma, LLC, which we acquired in October 2025. Seviprotimut-L is an allogeneic, polyvalent, partially purified shed melanoma antigen vaccine derived from three proprietary human melanoma cell lines: SFHM2, SFHM4 and SFHM8, and bound to alum as an adjuvant. Seviprotimut-L stimulates humoral and cellular immune responses. Melanoma-associated antigens (MAAs) found in Seviprotimut-L are taken up by antigen-presenting cells (e.g., dendritic cells) which then activate the production of antigen-specific cytotoxic T-lymphocytes (CTLs) as well as develop antibody responses against MAAs. These CTLs and antibodies then recognize and act on tumor cells expressing the MAAs on their surfaces, causing melanoma cell death. Seviprotimut-L is currently in development for the adjuvant treatment of patients with Stages IIB and IIC melanoma, following definitive resection.

Seviprotimut-L received an FDA Fast Track designation in 2020 and a Special Protocol Assessment (SPA) to run a Phase 3 clinical trial named Melanoma Antigen Vaccine Immunotherapy Study, or MAVIS, in 2022 in patients with stage IIB/IIC melanoma. The final analysis of Part B1 data from this trial demonstrated that a subgroup of patients with AJCC Stage IIB/IIC melanoma who received Seviprotimut-L, under age 60, with a median follow-up time of 45.8 months (3.8 years), showed clinically significant improvement in recurrence-free survival (RFS), reducing the risk of disease recurrence or death by 68% (HR=0.32; 95% CI, 0.121, 0.864) compared to patients receiving placebo. Additionally, RFS was more favorable in patients under age 60 with ulcerated melanomas (HR 0.21; 95% CI: 0.065-0.702), and there was a trend toward improved overall survival (OS) (HR 0.34; 95% CI: 0.117, 0.975) for patients that received Seviprotimut-L compared to those receiving placebo. Seviprotimut-L was well tolerated, with adverse events (AEs) similar to patients who received placebo; there were no immune-mediated AEs or other treatment-related serious AEs observed.

We intend to evaluate TTX-MC138 and Seviprotimut-L in a preclinical program to explore potential synergies from combining both compounds to address metastatic disease. While there is no prior experimental evidence that such synergies exist, we believe that testing TTX-MC138 in combination with a cancer vaccine may be worthwhile based on the known immunomodulatory roles of miR-10b, the target for TTX-MC138. Specifically, miR-10b has been shown to inhibit MICB, a ligand of NKG2D, which thus inhibits tumor cell killing by natural killer, or NK, cells. Roles for miR-10b in checkpoint inhibition have also been described in the literature. Notably, in murine models of glioblastoma, miR-10b inhibition activated antitumor immune responses, increased cytotoxic CD8+ T cells infiltration, and promoted durable immune memory, enabling tumor rejection upon rechallenge.

Oncolytic Immunotherapy Platform

Under a licensing agreement we signed with Unleash Immuno Oncolytics, Inc. (“Unleash”) in March 2026, (the “Unleash Licensing Agreement”), we acquired rights to three pre-clinical drug candidates, UIO 524, UIO 525 and UIO 526, that we believe complement and expand our oncology pipeline. These candidates comprise a next-generation, biology-driven oncolytic immunotherapy platform designed to address solid tumor indications with high-unmet medical needs, beginning with muscle-invasive bladder cancer (MIBC). MIBC is a significant unmet medical need with poor outcomes, limited durable treatment options, and a highly immunosuppressive tumor microenvironment. Bladder cancer overall represents a multi-billion-dollar global market, with muscle-invasive disease accounting for a disproportionate share of treatment intensity and healthcare costs, creating what we believe is a compelling opportunity for differentiated therapeutic approaches.

UIO-524, the lead Unleash candidate, is a rationally-designed oncolytic adenovirus engineered to selectively replicate within both malignant cells and cancer-associated stroma. The virus delivers a multi-cytokine immune-activating payload comprising CD40-L, 4-1BBL, and IL-21, intended to activate dendritic cells, T cells, and NK cells, and to drive a robust, systemic anti-tumor immune response. UIO-524 is regulated by a proprietary SPARC promoter that is highly active in malignant cells and cancer-associated stromal compartments and which enables biology-driven differentiation. This design enables selective viral replication and localized expression of immune-activating cytokines within the tumor microenvironment.

UIO-524 builds on CG Oncology’s CG0070, the most clinically advanced and successful oncolytic adenovirus to date, demonstrating meaningful activity in non–muscle-invasive bladder cancer (NMIBC). UIO-524 contains a structurally-related oncolytic adenovirus backbone, incorporates tumor- and stroma-targeted replication, and contains a more comprehensive, multi-cytokine immune payload. This design positions UIO-524 as a next-generation oncolytic immunotherapy candidate intended to address more aggressive diseases such as MIBC.

Other RNA Programs

Our preclinical RNA programs include TTX-siPDL1, an siRNA-based modulator of programmed death-ligand 1, or PD-L1, and two indication-agnostic programs, TTX-RIGA, an RNA-based agonist of the retinoic acid-inducible gene I, or RIG-I, targeting activation of innate immunity in the tumor microenvironment; and TTX-siMYC, an siRNA-based MYC inhibitor.

TTX-siPDL1: TTX-siPDL1 is an RNAi-based immune checkpoint therapy that showed strong antitumor and survival benefits in aggressive preclinical pancreatic cancer models, including those resistant to antibody-based immunotherapies. When combined with gemcitabine—and even as monotherapy—it significantly reduced tumor growth, improved survival, enhanced CD8⁺ T-cell infiltration, and showed no observable systemic toxicity, supporting its potential as a transformative approach for treating pancreatic ductal adenocarcinoma.

TTX-RIGA: TTX-RIGA is a preclinical immunotherapy designed to activate the innate immune system by targeting RIG-I, a pattern recognition receptor that triggers tumor cell death and immune activation. TTX-RIGA uses a proprietary delivery system to introduce a RIG-I agonist into tumor cells, stimulating type I interferon signaling and both innate and adaptive immune responses. In preclinical melanoma models, intravenous TTX-RIGA treatment inhibited primary tumor growth and markedly suppressed the growth of secondary recurrent tumors, outperforming a standard intratumoral RIG-I agonist. These results demonstrate successful RIG-I activation, immune engagement, and proof-of-concept for TTX-RIGA as a promising RNA-based immunotherapy approach in oncology.

TTX-siMYC: TTX-siMYC is an siRNA-based inhibitor of c-MYC, a widely expressed but currently undruggable oncogene. The c-MYC proto-oncogene is one of the most frequently activated oncogenes and is estimated to be involved in 20% of all human cancers. C-MYC codes for a transcription factor that regulates the expression of multiple genes responsible for cell growth and proliferation, differentiation, programmed cell death, and metabolism. In cancer, c-MYC is often constitutively expressed. For example, a common human translocation involving c-MYC is critical to the development of most cases of Burkitt lymphoma. In addition, c-MYC has also been implicated in carcinoma of the cervix, colon, breast, lung and stomach. MYC is viewed as a promising target for anti-cancer drugs. However, to date, it has proven difficult to drug at the protein level. This may present an opportunity for us to target the gene at the RNA level.

Polynoma Acquisition and CK Life Sciences Strategic Financing

Membership Interest Purchase Agreement

On October 8, 2025, we entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with DEFJ, LLC, a Delaware limited liability company, (“DEFJ”) pursuant to which we acquired 100% of the issued and outstanding membership interests of ABCJ, LLC, a Delaware limited liability company (“ABCJ” and such transaction, the “Acquisition”). Prior to the Acquisition, ABCJ was a wholly-owned subsidiary of DEFJ and an indirect wholly-owned subsidiary of CK Life Sciences Int’l., (Holdings) Inc. (“CKLS”), a listed entity on the Main Board of the Hong Kong Stock Exchange.

Under the terms of the Purchase Agreement, upon consummation of the Acquisition (the “Closing”), in exchange for all of the membership interests of ABCJ outstanding immediately prior to the Closing, we issued to DEFJ an aggregate of (i) 83,285 shares of our common stock, par value $0.0001 per share, (“Common Stock”) which shares represented 9.99% of the shares of our Common Stock outstanding immediately prior to the Closing, and (ii) 1,152.9568 shares of our Series A Preferred Stock (as described below). In addition, we agreed to make up to $95 million in contingent milestone payments to DEFJ upon the achievement of certain milestones. Each share of Series A Preferred Stock is convertible into 10,000 shares of Common Stock. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred Stock are set forth in the Certificate of Designation (as defined and described below).

Investment Agreement

Concurrent with the Acquisition, on October 8, 2025, we entered into an Investment Agreement (the “Investment Agreement”) with DEFJ. Pursuant to the Investment Agreement, DEFJ agreed to purchase, and we agreed to issue and sell in a private placement, an aggregate of 223.7337 shares of Series B Preferred Stock for a price per share of $111,740 or an aggregate purchase price of approximately $25 million. The aggregate purchase price comprised a cash subscription of $20 million and a promissory note (the “Promissory Note”) in the aggregate principal amount of approximately $5 million (the “Investment”). The Promissory Note accrued interest at a rate of 4% per annum. The principal and accrued interest were paid on December 30, 2025. Each share of Series B Preferred Stock is convertible into 10,000 shares of Common Stock. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series B Preferred Stock are set forth in the Certificate of Designation.

Approvals

Our Board unanimously approved the Purchase Agreement, the Investment Agreement and the related transactions. The consummation of the Acquisition and the Investment was not subject to approval by our stockholders but conversion of the Preferred Stock is subject to such approval. Pursuant to the Purchase Agreement, we have agreed to hold a stockholders’ meeting to submit the following matters to stockholders for their consideration: (i) the approval of the conversion of the shares of Series A Preferred Stock and Series B Preferred Stock into shares of Common Stock in accordance with the rules of the Nasdaq Stock Market LLC (the “Conversion Proposal”) and (ii) the approval of a “change of control” under Nasdaq Listing Rules 5110 and 5635(b) (the “Change of Control Proposal” and, together with the Conversion Proposal, the “Meeting Proposals”). In connection with these matters, we have agreed to file a proxy statement on Schedule 14A with the SEC.

Accelerated Regulatory Programs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs addressing unmet medical needs or for treating serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval. The purpose of these programs is to expedite either the development or the review of certain new drugs to get them to patients sooner than under standard FDA development and review procedures. We anticipate seeking one or more of these qualifications, but there is no assurance that we will obtain any of them.

Orphan Drug Designation

The Orphan Drug Act was enacted in 1983 to facilitate development of drugs that impact smaller patient populations. Benefits available under the Orphan Drug Act include seven-year marketing exclusivity, 25% tax benefits for research & development activities performed in the U.S., a waiver of Prescription Drug User Fee Act, or PDUFA, Fees, and qualification to compete for research grants.

Based on in vivo studies using TTX-siPDL1 to treat human pancreatic tumors implanted in animals, we applied for and, in June 2022, received, Orphan Drug Designation for the treatment of pancreatic cancer. In addition, in February 2023, we received Orphan Drug Designation for TTX-MC138, also for the treatment of pancreatic cancer. We intend to conduct additional in vivo studies to support filings of other TTX-based drug candidates in other orphan disease indications including osteosarcoma and small cell lung cancer, or SCLC. In the Michigan State University laboratory of one of our scientific co-founders, animal testing of TTX-MC138 in glioblastoma cells has been completed. Mechanistic studies have produced efficacy signals in combination with temozolomide, or TMZ, in glioblastoma multiforme, or GBM, cell lines. A manuscript summarizing results from this study has been submitted for publication.

There is no assurance that we will obtain any additional Orphan Drug Designations.

INTELLECTUAL PROPERTY

Our intellectual property, or IP, portfolio is directed to our therapeutic candidates and their targeted use and development in specific patient populations and in specific indications. Comprised primarily of patents, trademarks, know-how and trade secrets, our rights-based portfolio currently consists of seven different patent families and one trademark. Our patent portfolio comprises issued patents, pending patent applications and new provisional patent applications. We have licensed rights to patents issued in the U.S. which we believe provides exclusivity for a significant portion of the potential worldwide market for TTX-MC138, our lead candidate, and are pursuing additional filings in both the U.S. and elsewhere. Patents we have licensed for a TTX-MC138-associated biomarker test have issued in both the U.S and in the European Union. Seviprotimut-L is based on proprietary cell lines. UIO-524, 525, and 526 are protected by an issued patent and two Patent Cooperation Treaty, or PCT, applications in the U.S. and Europe.

Trademarks

We own, have applied for or have rights to use one or more registered and common law trademarks, service marks and/or trade names in connection with our business in the United States and/or in certain foreign jurisdictions. On October 20, 2021, we applied to the United States Commissioner of Trademarks to register TRANSCODE THERAPEUTICS as a trademark under International Class 005, pharmaceutical preparations for the treatment of cancer, diagnostic preparations for medical purposes, having Serial Number 97/083236.

Therapeutic Patent Rights Assigned to TransCode

Template Directed Immunomodulation for Cancer Therapy

•	International Application (PCT/US2021/65580) filed December 30, 2021. Corresponding national stage applications are pending in the United States, Canada, Japan, Australia, Europe and Korea.

Nanoparticle and Template Directed Rig-I Agonist Precursor Compositions and Uses thereof for Cancer Therapy

•	International Application (PCT/US/2023/026460) filed June 28, 2023. Corresponding national stage applications are pending in the United States, Europe, and Japan.

Pharmaceutical Formulations, Dosing and Methods for the Treatment of Advanced Solid Tumors

•	U.S. Provisional Application No. US 63/898.419 filed October 13, 2025.

Methods for the Treatment of Minimal Residual Disease of Colorectal Cancer (CRC)

•	U.S. Provisional Application No. 63/963,986 filed January 20, 2026

Unleash (UIO) acquired Patents (Oncolytic Immunotherapy Platform)

Isolated DNA fragment of the SPARC human promoter and its use for driving the expression of an heterologous gene in tumor cells

•	U.S. Patent No. 8.346.160: granted May 7, 2013

Oncolytic Adenoviral Vector and Methods of Use

•	International PCT Application No. PCT/US2020/019179 filed February 21, 2020. Corresponding national stage U.S. application granted as U.S. Patent No. 11,542,526.

Oncolytic Adenoviral Vector and Methods of Use

•	International PCT Application No. PCT/US2023/074623 filed September 20, 2023. Corresponding national stage applications are pending in the United States and Europe.

Therapeutic Patent Rights (Covered under MGH License)

Therapeutic Nanoparticles and Methods of Use Thereof

•	US 9,763,891 —Issued September 2017. Expiry not expected before 2032.

•	US 9,629,812 —Issued April 2017. Expiry not expected before 2032.

•	US 10,463,627 —Issued November 2019. Expiry not expected before 2032.

Biomarker Patent Rights (Diagnostic test) miRNA Profiling Compositions and Methods of Use

•	US 10,086,093 —Issued October 2018. Expiry not expected before 2034.

•	US 18/339,621 — Pending.

•	EP 2961386 —Issued July 2019. Expiry not expected before 2034.

Compositions and Methods for Tunable Magnetic Nanoparticles

•	PCT/US 2020/63635 — Application filed December 7, 2020. Corresponding national stage applications pending in Australia, Canada, China, Europe, Hong Kong, Japan, Korea, and the U.S. Expiry not expected before 2040.

Compositions and Methods for Immune Checkpoint Inhibition

•	PCT/US 2019/050003 — Application filed September 6, 2019. Corresponding national stage filings pending in Australia, Canada, China, Europe, Japan, Korea, and the U.S. Expiry not expected before 2038.

MGH LICENSE

In November 2018, we entered into a license agreement with MGH, or the MGH License, pursuant to which MGH granted us an exclusive, world-wide, royalty-bearing, sub-licensable license to certain MGH intellectual property which we collectively refer to as the Licensed Patents.

We are required to pay tiered royalties of a low to middle single-digit percentage on annual net sales of products related to the Licensed Patents. Initially, there were minimum royalties of $25,000 per year prior to the first commercial sale of a product or process covered by the Licensed Patents, and a minimum of $50,000 per year after the first commercial sale of a product or process covered by the Licensed Patent.

Upon the occurrence of certain milestones, we are also obligated to make payments that initially were up to an additional $1.55 million in aggregate. No milestone events have been achieved.

Unless earlier terminated, the MGH License will expire upon the latest of (i) the date on which all issued patents and filed patent applications subject to the MGH License have expired or been abandoned; (ii) expiration of the last to expire regulatory exclusivity of a covered product or process; or (iii) 10 years after the first commercial sale of a product or process covered by the Licensed Patents.

In the event of a default in our performance of the MGH License that we fail to cure, MGH may terminate the MGH License with respect to the country or countries in which the default occurs. MGH may terminate the MGH License immediately upon written notice to us in the event of our bankruptcy, insolvency, dissolution or winding up, or if we fail to maintain the insurance required pursuant to the MGH License. MGH may also terminate the MGH License upon written notice if we fail to make payments due under the MGH License. We may terminate the MGH License at any time by providing ninety (90) days written notice to MGH. Any sublicenses granted by us under the MGH License shall be automatically terminated upon the termination of the MGH License, but MGH is required to make a good faith effort to enter into a direct license agreement with any sublicensee who so requests.

Amendments to MGH License Agreement

In November 2020, we and MGH amended the MGH License. Under the amendment, the intellectual property licensed in 2018 was categorized as “Patent Family 1” and a provisional patent filing related to MGH’s nanoparticle technology was added to Patent Family 1. A second patent family, “Patent Family 2,” was created which includes MGH intellectual property targeting PD-L1.

The minimum annual license fee prior to the first commercial sale of a product or process covered by the MGH License was increased to $30,000 per year for Patent Family 1 and a minimum annual license fee of $10,000 per year was added related to Patent Family 2. All other terms of the MGH License including milestone payments, royalties and payment terms related to sublicense income we may receive remained the same as in the original MGH License.

Upon expiration of the MGH License, the licenses granted to us pursuant thereto will be considered fully paid and royalty-free.

Effective August 15, 2025, we and MGH amended the MGH License again. Under the second amendment, the timelines for the pre-sales requirements for Patent Family 1 (as defined in the MGH License) were updated, and the requirements and timelines for the pre-sales requirements for Patent Family 2 (as defined in the MGH License) were updated. In addition, the aggregate dollar amount of one-time milestone payments we are obligated to pay MGH upon certain milestones was increased from $1,550,000 to $2,950,000 for each patent family; and the individual amounts for therapeutic product- or process-related milestone payments were updated.

MD ANDERSON CANCER CENTER ALLIANCE

In late 2024, we and The University of Texas M. D. Anderson Cancer Center (“MD Anderson”) agreed to amend our five-year strategic collaboration agreement in favor of MD Anderson focusing solely on participation in our Phase I/II clinical trial. This amendment relieved us from the obligation to make up to $10 million of collaboration payments. We are obligated to pay charges incurred by MD Anderson in connection with clinical trial services.

COMPETITION

The pharmaceutical industry is intensely competitive and constantly evolving. While we believe that our experience, scientific knowledge and intellectual property provide us with certain competitive advantages, these may not be sufficient to succeed. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. Most of our potential competitors are larger than we are, and they have substantially greater capital and human resources than we do. Many also have established market positions and expertise and capabilities in sales, marketing, distribution, clinical trials and regulatory matters. Not only must we compete with other companies that are focused on RNA therapeutics and other therapeutic modalities that treat cancer, but also any therapeutic candidates that we successfully develop and commercialize must compete with existing therapies and new therapies that may become available in the future. In addition, we compete with other life sciences companies generally for employees, consultants and advisors, supplies and materials, and laboratory facilities and equipment.

Our competitors may develop more successful products that are similar to ours, but sooner than we can commercialize ours, which may negatively impact our results.

There are several companies operating in the “targeted therapy” space, many of which have existed longer than we have, with the advantages described above. The development of targeted therapies requires the identification of good targets — that is, targets that play a key role in cancer cell growth and survival. (It is for this reason that targeted therapies are sometimes referred to as the product of “rational” drug design.)

One approach to identify potential targets is to compare individual proteins in cancer cells with those in normal cells. Proteins that are present in cancer cells but not normal cells, or that are more abundant in cancer cells, could be potential targets, especially if they are known to be involved in cell growth or survival. An example of such a differentially expressed target is the human epidermal growth factor receptor 2 protein, or HER-2. HER-2 is expressed at high levels on the surface of some cancer cells. Several targeted therapies are directed against HER-2, including trastuzumab (Herceptin), which is approved to treat certain breast and stomach cancers that overexpress HER-2.

Another approach to identify potential targets is to determine whether cancer cells produce mutant (altered) proteins that drive cancer progression. For example, the cell growth signaling protein BRAF is present in an altered form (known as BRAF V600E) in many melanomas. Vemurafenib (Zelboraf) targets this mutant form of the BRAF protein and is approved to treat patients with inoperable or metastatic melanoma that contains this altered BRAF protein.

Researchers also look for abnormalities in chromosomes that are present in cancer cells but not in normal cells. Sometimes these chromosome abnormalities result in the creation of a fusion gene (a gene that incorporates parts of two different genes) whose product, called a fusion protein, may drive cancer development. Such fusion proteins are potential targets for targeted cancer therapies. For example, imatinib mesylate (Gleevec) targets the BCR-ABL fusion protein, which is made from pieces of two genes that join together in some leukemia cells and promotes their growth.

There are a number of oncology companies with targeted therapeutics for various cancers with therapeutic candidates in various stages of preclinical and clinical development. Companies focusing on RNA therapeutics for oncology include Arrowhead Pharmaceuticals, Ionis, Moderna, Alnylam, BioNTech, Dicerna, and Siranomics, among others. We believe these companies lack delivery systems that are able to target genes inside tumors and metastases. We know of no other RNA companies currently in clinical development that have an exclusive focus on cancer and whose pipelines are not limited to a single RNA technology such as siRNA or mRNA vaccines. By contrast, our pipeline spans a spectrum of RNA and immunotherapy technologies (including ncRNAs, immune checkpoint inhibitors, immunostimulatory RNAs, cancer vaccines and oncolytic viruses for oncology.

Targeted therapy

Targeted cancer therapies are drugs or other substances that block the growth and spread of cancer by interfering with specific molecules (“molecular targets”) that are involved in the growth, progression, and spread of cancer. Targeted cancer therapies are sometimes called “molecularly targeted drugs,” “molecularly targeted therapies,” “precision medicines,” or similar names.

Targeted therapies differ from standard chemotherapy in several ways:

•	Targeted therapies act on specific molecular targets that are associated with cancer, whereas most standard chemotherapies act on all rapidly dividing normal and cancerous cells.

•	Targeted therapies are deliberately chosen or designed to interact with their target, whereas many standard chemotherapies were identified because they kill cells.

•	Targeted therapies are often cytostatic (that is, they block tumor cell proliferation), whereas standard chemotherapy agents are cytotoxic (that is, they kill tumor cells).

Targeted therapies are currently the focus of intense anti-cancer drug development. Spending on targeted therapies continues to grow rapidly in many regions of the world and now represents an estimated 48% of total oncology spending, up 36% from 2010. As mentioned above, we are focused on targeted therapies for cancer treatment with TTX-MC138 as an example.

Immunotherapy

Immunotherapy has become an established pillar of cancer treatment improving the prognosis of many patients with a broad variety of hematological and solid malignancies. The two main drivers behind this success are checkpoint inhibitors, or CPIs, and chimeric antigen receptor, or CAR, T cells. For checkpoint blockade, current studies focus on antibody based approaches. Regarding cellular immunotherapy, recent studies confirmed safety and efficacy of CAR T cells in larger cohorts of patients with acute lymphoblastic leukemia or diffuse large B cell lymphoma. Different strategies to translate the striking success of CAR T cells in B cell malignancies to other hematological and solid cancer types are currently under clinical investigation. Regarding the regional distribution of registered clinical immunotherapy trials, a shift from PD-1 / PD-L1 trials (mainly performed in the U.S. and in the European Union, or EU) to CAR T cell trials (majority of trials performed in the United States and China) can be noted.

The importance of immunotherapy is underscored by the fact that the Nobel prize for physiology and medicine in 2018 was awarded to James P. Allison and Tasuku Honjo for the discovery of cytotoxic T-lymphocyte-associated protein, or CTLA-4, and programmed cell death protein 1 / programmed cell death protein ligand 1, or PD-1 / PD-L1. Malignant tumors take advantage of the inhibitory PD-1 / PD-L1 or CTLA-4 pathways to evade the immune system. Disrupting this axis by blocking monoclonal antibodies can induce durable remissions in different cancer types and has led to numerous FDA and European Medicines Agency, or EMA, approvals, among others, for the treatment of melanoma, lung cancer, urothelial cancer, head and neck squamous cell carcinoma, or HNSCC, renal cell carcinoma, or RCC, and Hodgkin’s disease.

Tyrosine kinase inhibitors

Tyrosine kinase inhibitors are targeted therapies for cancer. Although some tyrosine kinase inhibitors are used to treat other types of cancer, lapatinib (Tykerb) is the only one that is FDA-approved for the treatment of breast cancer. Lapatinib is only used to treat HER2-positive metastatic breast cancer.

PARP inhibitors

Poly (ADP-ribose) polymerase, or PARP, inhibitors are a class of drugs under study for many types of cancer, including breast cancer. PARP is an enzyme involved in DNA repair. At this time, PARP inhibitors are only offered in clinical trials for patients with metastatic breast cancer. Early findings suggest that PARP inhibitors hold the most promise for metastatic breast cancer patients who have a BRCA1 or BRCA2 gene mutation.

Cyclin dependent kinase 4 and 6 (CDK4/6) inhibitors

CDK4 and CDK6 are enzymes important in cell division. CDK4/6 inhibitors are a new class of drugs designed to interrupt the growth of cancer cells. The CDK4/6 inhibitor palbociclib (Ibrance) in combination with hormone therapy is FDA-approved for the treatment of hormone receptor-positive, HER2-negative metastatic breast cancers.

PI3 kinase inhibitors

PI3 kinase is an enzyme important in cell growth. The PIK3CA gene helps control PI3 kinase enzyme activity. Some breast cancers have a mutation in the PIK3CA gene, and this mutation can affect PI3 kinase and cause the tumor to grow. PI3 kinase inhibitors are a new class of drugs designed to interrupt PI3 kinase signals and stop the growth of cancer cells. PI3 kinase inhibitors are under study for the treatment of metastatic breast cancer.

Seviprotimut-L

The competitive landscape for Seviprotimut-L in resected stage II/III melanoma is dominated by adjuvant immunotherapies and targeted agents, with emerging modalities further intensifying competition. Seviprotimut-L is an allogeneic, polyvalent, partially-purified, shed melanoma antigens vaccine (alum adjuvanted) derived from three proprietary human melanoma cell lines designed to prevent recurrence in patients with resected high-risk melanoma (stage II–III). Seviprotimut-L has demonstrated a favorable safety profile and has shown potential benefit in select subgroups, such as stage IIB/IIC patients under age 60.

Immune checkpoint inhibitors currently represent the standard of care, demonstrating significant improvements in recurrence-free survival. Two checkpoint inhibitors that have shown efficacy for the adjuvant treatment of melanoma in Stage IIB/IIC patients at risk for disease recurrence, Keytruda (from Merck) and Opdivo (from Bristol Myers Squibb), have both been approved.

Additionally, targeted therapies (e.g., BRAF/MEK inhibitor combinations such as dabrafenib + trametinib) offer an effective option for biomarker-selected stage III patients.

Beyond established therapies, personalized neoantigen vaccines, oncolytic viruses, and tumor-infiltrating lymphocyte (TIL) therapies, are entering the immunotherapy landscape.

Overall, we believe that Seviprotimut-L occupies a niche as a well-tolerated vaccine targeting recurrence prevention with likely differentiation on safety and tolerability.

Oncolytic Immunotherapy Platform Targeting MIBC

The current gold standard for the treatment of localized MIBC involves neoadjuvant cisplatin-based chemotherapy followed by radical cystectomy and pelvic lymph node dissection. However, novel treatment alternatives in the neoadjuvant setting, in particular, bladder-sparing treatments, are urgently needed because more than 50% of patients are ineligible for standard cisplatin-based neoadjuvant chemotherapy. Currently, immune checkpoint inhibitors (ICIs), antibody-drug conjugates (ADCs), and targeted therapies are as described below.

Preclinical stage: Adenovirus XVir-N-31 (Ad-Delo3-RGD): oncolytic adenovirus vector dl520 that was rendered cancer-specific by deletion of the transactivation domain CR3 of the adenoviral E1A13S protein; this deletion causes antitumor activity in drug-resistant cells displaying nuclear YB-1 expression. Alphavirus M1: naturally occurring, non-pathogenic Getah-like virus isolated from mosquitoes that demonstrates strong oncolytic properties. Personalized peptide-based vaccines targeting tumor mutations and in situ vaccines using radiation combined with checkpoint inhibitors.

Clinical Stage: Several recruiting clinical studies investigating ADCs or bispecific antibodies in combination with immune checkpoint inhibitors (anti-PD-1 or PD-L1) in cisplatin-ineligible MIBC patients.

Approved and commercialized: Durvalumab (anti-PD-L1, IgG, IMFINZI®) in combination with gemcitabine and cisplatin as neoadjuvant treatment, followed by IMFINZI® as adjuvant monotherapy after radical cystectomy for the treatment of MIBC patients.

CHEMISTRY, MANUFACTURING AND CONTROLS (CMC)

CMC is an extensive aspect of the IND-enabling process and is critical to setting appropriate timelines and connecting “deliverables” to clinical trials. The term “deliverables” refers to more than just the drug product itself. It also includes analytical standards and required documentation on drug purity, dose strength, storage, handling and stability. Materials for the analytical development process produced as part of the CMC process must be delivered before CMC development work can begin, as are activities that require analytical support for which time requirements must also be considered.

TTX-MC138: The design and manufacture of therapeutic candidates such as TTX-MC138 for miRNA targeting in tumor cells has gone through extensive research and development optimization at MGH prior to our company formation. Optimization work continues at our contract manufacturing organization, or CMO. The oligonucleotide drug substance incorporated in the final therapeutic candidate drug product is currently manufactured by our CMO in Germany. We believe this CMO will be able to meet our needs for oligonucleotide manufacturing meeting current good manufacturing practices, or cGMP, or good laboratory practices, or GLP, (together sometimes referred to as GxP) at least for the near term. TransCode has been utilizing the manufacturing services of this CMO since 2017. We use a different European CMO to produce the final therapeutic candidate drug product.

Seviprotimut-L: Previous manufacturing of Seviprotimut-L allowed for the production of non-GMP and GMP quality drug substance, as well as GMP quality drug product. Scaling up of the manufacturing process and additional analytics will be required to produce batches that will provide the amount of GMP drug for a Phase 3 trial.

Oncolytic Immunotherapy Platform: small quantities of non-GMP drug substance were produced for Unleash by a CMO for use in pre-clinical studies. To conduct clinical trials with any of UIO 524, UIO 525 or UIO 526, we will need to scale up a manufacturing process and perform the necessary analytic analyses to produce GMP grade materials.

EMERGING GROWTH COMPANY AND SMALLER REPORTING COMPANY STATUS

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date on which we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards by delaying adoption of these standards until they would apply to private companies. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date on which we (i) are no longer an emerging growth company and (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of effective dates applicable to public companies.

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We will continue to be a smaller reporting company until either (i) the market value of our stock held by non-affiliates is more than $250 million or (ii) our annual revenue is more than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is more than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies.

THE OFFERING

Issuer	TransCode Therapeutics, Inc.
Shares of Common Stock offered by the selling stockholders	Up to 15,955,543 shares of our Common Stock
Shares of Common Stock outstanding immediately prior to this offering	1,058,481 shares (as of July 20, 2026)
Shares of Common Stock outstanding immediately prior to this offering plus shares of Common Stock issuable upon conversion of all Preferred Stock	17,014,024 shares
Plan of Distribution	Each selling stockholder will determine when and how it sells all or a portion of its shares of Common Stock offered pursuant to this prospectus. See “Plan of Distribution.”
Use of Proceeds	We are not selling any securities under this prospectus and will not receive any proceeds from the sale of Common Stock by the selling stockholders pursuant to this prospectus. See “Use of Proceeds.”
Nasdaq Symbol	“RNAZ”
Risk Factors	Investing in our securities involves significant risks. Before making a decision to invest in our securities, please read the information contained in the section titled “Risk Factors” in this prospectus, the documents we have incorporated by reference herein and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See “Information Incorporated by Reference” and “Where You Can Find More Information.”
Transfer Agent	The transfer agent and registrar for our Common Stock is VStock Transfer, LLC.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below and those described in the documents incorporated by reference into this prospectus and any prospectus supplement, as well as other information we include or incorporate by reference into this prospectus and any applicable prospectus supplement, before making an investment decision.

Our business, financial condition, results of operations or business prospects could be materially adversely affected by the materialization or realization of any of these risks as well as other risks about which we are not aware or which we do not presently deem material. The trading price of our securities could decline due to the materialization or realization of any of these risks, and you may lose all or part of your investment. This prospectus, any applicable prospectus supplement and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in or by these forward-looking statements as a result of certain factors, including the risks described in the documents incorporated herein by reference, including (i) our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which is on file with the SEC and is incorporated herein by reference, as updated by our subsequent annual, quarterly and other reports and documents that are incorporated by reference into this prospectus and (ii) other documents we file with the SEC that are deemed incorporated by reference into this prospectus.

Risks Related to this Offering

Sales of our Common Stock registered for resale by the selling stockholders pursuant to this prospectus or otherwise, or the perception of such sales in the public market or otherwise, could cause the market price for our Common Stock to decline.

The sale of shares of our Common Stock in the public market or otherwise, including sales pursuant to this prospectus or otherwise, or the perception that such sales could occur, could reduce the prevailing market price of shares of our Common Stock and increase the volatility of our share price. These sales, or the possibility that these sales may occur, also might make it more difficult for us: (i) to sell equity securities in the future at a time and at a price that we deem appropriate; and (ii) to comply with the Nasdaq listing standards with regard to the minimum bid price of our Common Stock.

The shares of Common Stock being offered for resale pursuant to this prospectus by the selling stockholders represent approximately 1,507.4% of the outstanding shares of Common Stock as of July 20, 2026. After the registration statement of which this prospectus is a part is effective, and until such time that it is no longer effective, the registration statement registering the shares will permit the resale of these shares. If shares are sold in the public market, such sales of our Common Stock could have the effect of depressing the market price for our Common Stock. These sales may also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate to raise funds through future offerings of our Common Stock.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or Common Stock, which could also depress the market for our Common Stock.

We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders covered by this prospectus.

We are registering shares of Common Stock and certain shares of Common Stock that may be issued by us to the selling stockholders upon the conversion of shares of Preferred Stock to permit the resale of those shares from time to time after the date of this prospectus. We will not receive any of the proceeds from sales by the selling stockholders of those shares of Common Stock.

The Series A Preferred Stock and Series C Preferred Stock cannot be converted into Common Stock without stockholder approval. There is no guarantee these approvals, if any, will be obtained.

Under the terms of the Purchase Agreement and the Licensing Agreement, we agreed to call and hold a special meeting of stockholders to seek, among other things, the requisite approvals for the conversion of all outstanding shares of Series A Preferred Stock and Series C Preferred Stock into shares of our Common Stock and to seek approval of a potential “change of control” under Nasdaq Listing Rules 5110 and 5635(c), in each case as required by the Nasdaq Stock Market LLC listing rules (the “Stockholder Approval”). While it is anticipated that we will receive the Stockholder Approval, there can be no guarantee that such Stockholder Approval will be obtained. As of the date hereof, we have not sought stockholder approval of these conversions, although we intend to seek stockholder approval in the near future.

Risks Related to the Licensing Agreement

The Licensing Agreement and our use of the Unleash drug candidates may not result in material benefits to our business.

There can be no assurance that we will actually realize any of the benefits from the Licensing Agreement or realize such benefits within the anticipated timeframe. We believe that UIO-524, UIO-525 and UIO-526 present a compelling opportunity for us to expand our therapeutic approaches, but we will not be able to determine whether this belief is accurate until after reviewing the results of the necessary preclinical studies and clinical trials. These results may not validate our belief in the effectiveness of these therapeutic approaches or may take longer than anticipated to obtain. If our expectations regarding the development of the Unleash drug candidates are not met or are delayed, our results of operations could be negatively impacted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement, any free writing prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the federal securities laws, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are included in this prospectus, any applicable prospectus supplement, any free writing prospectus and the documents incorporated by reference herein for purposes of complying with those safe harbor provisions. Please see the Cautionary Statement Regarding Forward-Looking Statements in each document incorporated by reference herein for information about that filing’s forward-looking statements. All statements other than statements of historical facts contained in this prospectus, any applicable prospectus supplement, any free writing prospectus and our other public filings are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ability to obtain stockholder approvals allowing for (i) the issuances of Common Stock upon the conversions of our Preferred Stock, and (ii) the potential issuance of shares of Common Stock pursuant to the SEPA by and between us and Yorkville;

•	our cash position, our estimates and expectations regarding our capital requirements, cash and expense levels, liquidity sources, our need for additional financing and our ability to obtain, on satisfactory terms or at all, the financing required to support operations, research, development, clinical trials, and commercialization of products;

•	a potential delisting of our Common Stock from trading on the Nasdaq Capital Market;

•	our ability to continue as a going concern;

•	the results and timing of our preclinical and clinical trial activities, including but not limited to our ability to enroll a sufficient number of patients timely to advance our clinical trials;

•	our ability to expand our therapeutic candidate portfolio through internal research and development or the acquisition or in-licensing of intellectual property assets;

•	the therapeutic benefits, effectiveness and safety of our therapeutic candidates;

•	our ability to receive regulatory approval for our therapeutic candidates in the United States, Europe and other geographies;

•	the expected regulatory approval pathway for our therapeutic candidates;

•	potential changes in regulatory requirements, and delays or negative outcomes from the regulatory approval process;

•	our ability to maintain adequate quality processes and oversight of vendors;

•	our ability, and that of our vendors, to secure raw materials to support continued drug substance and drug product manufacturing;

•	our reliance on third-parties for the planning, conduct, management and monitoring of clinical trials, for the manufacture of clinical drug supplies and drug product meeting our specifications, and for other requirements;

•	our estimates of the size and characteristics of the markets that may be addressed by our therapeutic candidates;

•	market acceptance of our therapeutic candidates that are approved for marketing in the United States or other countries;

•	our ability to successfully commercialize our therapeutic candidates, if approved for marketing;

•	the safety and efficacy of therapeutics marketed by our competitors that are targeted to indications which our therapeutic candidates have been developed to treat;

•	our ability to utilize our proprietary technological approaches to develop and commercialize our therapeutic candidates;

•	our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners;

•	our ability to protect our own or in-licensed intellectual property and operate our business without infringing the intellectual property rights of others;

•	our ability to attract, retain and motivate key personnel;

•	our ability to generate revenue and become profitable;

•	the outcome of our currently open Phase I/II clinical trial with TTX-MC138, which commenced in the third quarter of 2024, and our ability to complete this trial;

•	the impact of natural disasters, global pandemics, armed conflicts and wars, labor disputes, lack of raw materials or other supplies, issues with facilities and equipment, or other forms of disruption to business operations at our manufacturing or laboratory facilities or those of our vendors;

•	potential collaborations to license and commercialize any therapeutic candidates for which we receive regulatory approval in the future in or outside the United States; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, and in our other regulatory filings.

Other sections of this prospectus and the documents incorporated by reference into this prospectus may include additional factors that could adversely affect our business, financial condition, results of operations or business prospects. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in or implied by any forward-looking statements. Forward-looking statements contained in, implied by or incorporated by reference into this prospectus reflect our current views with respect to future events and with respect to our business and future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those described under “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Common Stock by the selling stockholders. Any proceeds from the sale of shares of Common Stock under this prospectus will be received by the applicable selling stockholders. We are required to pay certain offering fees and expenses in connection with the registration of the selling stockholders’ securities and to indemnify the selling stockholders against certain liabilities. Please see “Selling Stockholders” for a list of the persons receiving proceeds from the sale of the Common Stock covered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description of our Common Stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the Common Stock and preferred stock that we may offer under this prospectus. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Certificate of Incorporation of TransCode Therapeutics, Inc., as amended, (the “Certificate of Incorporation”) and the Amended and Restated Bylaws of TransCode Therapeutics, Inc., as amended, (the “Bylaws”), which are exhibits to the registration statement of which this prospectus forms a part, and by applicable law. The terms of our Common Stock and preferred stock may also be affected by Delaware law.

Authorized Capital Stock

Our authorized capital stock consists of 290 million shares of Common Stock, par value $0.0001 per share, and 10 million shares of preferred stock, par value $0.0001 per share, of which 1,242.0718 shares are designated as Series A Preferred Stock, 223.7337 shares are designated as Series B Preferred Stock, 1,214,204 shares are designated as Series C Preferred Stock, and 8,784,330.1946 shares are undesignated.

As of July 20, 2026, 1,058,481 shares of our Common Stock were outstanding and held by approximately 24 stockholders of record.

Common Stock

The holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. The holders of our Common Stock do not have any cumulative voting rights. Holders of our Common Stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our Common Stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Listing

Our Common Stock is traded on the Nasdaq Capital Market under the trading symbol “RNAZ.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 8,784,330.1946 additional shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of our preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments if we liquidate. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action. As of the date of this prospectus, we had 1,242.0717 shares of our Series A Preferred Stock, 223.7337 shares of our Series B Preferred Stock and 1,214,204 shares of our Series C Preferred Stock outstanding.

Description of Series A Preferred Stock

Ranking

The Series A Preferred Stock ranks on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily.

Dividends

If the Company, at any time while any shares of Series A Preferred Stock are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of the Preferred Stock) with respect to the then outstanding shares of Common Stock; (ii) subdivides outstanding shares of Common Stock into a larger number of shares; or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio (as defined in the Certificate of Designation) shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares held by the Company) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares held by the Company).

Each holder of Series A Preferred Stock is entitled to receive dividends on shares of Series A Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation, as defined below) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when such dividends are paid on shares of the Common Stock.

Each holder of Series A Preferred Stock received a one-time payment-in-kind dividend which accrued at a rate equal to 5% per annum payable in shares of Series A Preferred Stock on April 6, 2026.

Beneficial Ownership Limitation

Until the earliest to occur of (i) the Stockholder Approval, and (ii) the consummation by the Company of certain Fundamental Transactions (as defined in the Certificate of Designation), each holder of Series A Preferred Stock may hold a number of shares equal to no more than 9.99% of the shares of Common Stock outstanding immediately prior to the Acquisition (the “Beneficial Ownership Limitation”). Upon receipt of the Stockholder Approval or the consummation of a Fundamental Transaction, holders of Series A Preferred Stock may waive or change the Beneficial Ownership Limitation effective upon written notice to the Company; provided, that such notice must be delivered not less than sixty days prior to the effectiveness of such waiver or change.

Conversion

If the Company’s stockholders approve the conversion of Series A Preferred Stock into Common Stock, each share of Series A Preferred Stock will be convertible by the holders of the Series A Preferred Stock into 10,000 shares of Common Stock, at any time and from time to time following 5:00 p.m. Eastern Time on the third business day after receipt of the Stockholder Approval. The conversion of the Series A Preferred Stock into Common Stock is subject to certain limitations provided in the Certificate of Designation, including that prior to the Stockholder Approval, the Company will not be required to effect a conversion of the Series A Preferred Stock to the extent such conversion would cause the Company to violate Nasdaq Listing Rule 5635. In accordance with the Certificate of Designation, the Company intends to seek a waiver of the Beneficial Ownership Limitation from the holders of Series A Preferred Stock, effective upon receipt of the Stockholder Approval.

Voting and Consent Rights

Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, we may not, without the affirmative vote of the holders of a majority of the then-outstanding shares of Series A Preferred Stock and Series B Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock and Series B Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Company’s Certificate of Incorporation or Bylaws, or file any articles of amendment, certificates of designation, preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock and Series B Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series A Preferred Stock and Series B Preferred Stock, or increase or decrease (other than by conversion) the number of authorized shares of Series A Preferred Stock and Series B Preferred Stock, (iii) prior to the Stockholder Approval or at any time while at least 30% of the originally issued Series A Preferred Stock or Series B Preferred Stock, as applicable, remains issued and outstanding, consummate either: (A) any Fundamental Transaction or (B) any merger or consolidation of the Company with or into another entity or any stock sale to another entity, or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

Cash Settlement

Upon the occurrence of the conditions set forth in section 5.3 of the Repurchase Agreement, dated as of October 8, 2025, by and between the Company and DEFJ (the “Repurchase Agreement”), or if the Company fails to deliver to the holder of Series A Preferred Stock a certificate or certificates representing shares of Common Stock, or electronically deliver such shares, (i) on or prior to the third trading day after the applicable Share Delivery Date (as defined in the Certificate of Designation), or (ii) April 8, 2027, then, unless the holder of Series A Preferred Stock has rescinded the applicable Notice of Conversion, the Company will, at the request of the holder of Series A Preferred Stock, pay an amount equal to the Fair Value (as defined in the Certificate of Designation) of such undelivered shares, with such payment to be made within two business days from the date of request by such holder, whereupon the Company’s obligations to deliver such shares underlying the Notice of Conversion (as defined in the Certificate of Designation) shall be extinguished upon payment in full of the Fair Value of such undelivered shares; provided, however that such request shall be presumed to have been duly and properly made by such holder if Stockholder Approval with respect to the Series A Preferred Stock shall not have been obtained prior to the date on which the Notice of Conversion is delivered to the Company. The cash settlement provisions set forth in the Certificate of Designation shall be available irrespective of the reason for the Company’s failure to timely deliver the applicable shares of Common Stock including due to the lack of obtaining the Stockholder Approval with respect to the Series A Preferred Stock.

Designation

The Company has designated 1,242.0718 shares of the Company’s preferred stock to be Series A Preferred Stock, pursuant to the Certificate of Designation.

Description of Series B Preferred Stock

Ranking

The Series B Preferred Stock ranks on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily.

Dividends

If the Company, at any time while any shares of Series B Preferred Stock are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of the Preferred Stock) with respect to the then outstanding shares of Common Stock; (ii) subdivides outstanding shares of Common Stock into a larger number of shares; or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares held by the Company) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares held by the Company).

Each holder of Series B Preferred Stock is entitled to receive dividends on shares of Series B Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when such dividends are paid on shares of the Common Stock.

Beneficial Ownership Limitation

Until the earliest to occur of (i) the Stockholder Approval, and (ii) the consummation by the Company of certain Fundamental Transactions, each holder of Series B Preferred Stock may hold a number of shares equal to no more than 9.99% of the shares of Common Stock outstanding immediately prior to the Acquisition. Upon receipt of the Stockholder Approval or the consummation of a Fundamental Transaction, holders of Series B Preferred Stock may waive or change the Beneficial Ownership Limitation effective upon written notice to the Company; provided, that such notice must be delivered not less than sixty days prior to the effectiveness of such waiver or change.

Conversion

If the Company’s stockholders approve the conversion of Series B Preferred Stock into Common Stock, each share of Series B Preferred Stock will be convertible by the holders of the Series B Preferred Stock into 10,000 shares of Common Stock, at any time and from time to time following the earliest to occur of (i) April 8, 2026, (ii) the effectiveness date of a registration statement covering the resale of the Common Stock issuable upon conversion of the Series B Preferred Stock, and (iii) 5:00 p.m. Eastern Time on the third business day after the date that the Stockholder Approval is obtained, in each case at the option of the holder of Series B Preferred Stock. The conversion of the Series B Preferred Stock into Common Stock is subject to certain limitations provided in the Certificate of Designation, including that prior to the Stockholder Approval, the Company will not be required to effect a conversion of the Series B Preferred Stock to the extent such conversion would cause the Company to violate Nasdaq Listing Rule 5635. In accordance with the Certificate of Designation, the Company intends to seek a waiver of the Beneficial Ownership Limitation from the holders of Series B Preferred Stock, effective upon receipt of the Stockholder Approval.

Voting and Consent Rights

Except as otherwise required by law, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, we may not, without the affirmative vote of the holders of a majority of the then-outstanding shares of Series A Preferred Stock and Series B Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock and Series B Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or the Bylaws, or file any articles of amendment, certificates of designation, preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock and Series B Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series A Preferred Stock and Series B Preferred Stock, or increase or decrease (other than by conversion) the number of authorized shares of Series A Preferred Stock and Series B Preferred Stock, (iii) prior to the Stockholder Approval or at any time while at least 30% of the originally issued Series A Preferred Stock or Series B Preferred Stock, as applicable, remains issued and outstanding, consummate either: (A) any Fundamental Transaction or (B) any merger or consolidation of the Company with or into another entity or any stock sale to, or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

Cash Settlement

Upon the occurrence of the conditions set forth in section 5.3 of the Repurchase Agreement, or if the Company fails to deliver to the holder of Series B Preferred Stock a certificate or certificates representing shares of Common Stock, or electronically deliver such shares, on or prior to the third trading day after the applicable Share Delivery Date, then, unless the holder of Series B Preferred Stock has rescinded the applicable Notice of Conversion, the Company will, at the request of the holder of Series B Preferred Stock, pay an amount equal to the Fair Value of such undelivered shares, with such payment to be made within two business days from the date of request by such holder, whereupon the Company’s obligations to deliver such shares underlying the Notice of Conversion shall be extinguished upon payment in full of the Fair Value of such undelivered shares; provided, however that such request shall be presumed to have been duly and properly made by such holder if Stockholder Approval with respect to the Series B Preferred Stock shall not have been obtained prior to the date on which the Notice of Conversion is delivered to the Company. The cash settlement provisions set forth in the Certificate of Designation shall be available irrespective of the reason for the Company’s failure to timely deliver the applicable shares of Common Stock including due to the lack of obtaining the Stockholder Approval with respect to the Preferred Stock.

Designation

The Company has designated 223.7337 shares of the Company’s preferred stock to be Series B Preferred Stock, pursuant to the Certificate of Designation.

Description of Series C Preferred Stock

Ranking

The Series C Preferred Stock ranks on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily.

Dividends

At any time while the Series C Preferred Stock is outstanding, holders of Series C Preferred Stock are entitled to receive dividends on shares of the Series C Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Series C Beneficial Ownership Limitation (as defined below)) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock.

Beneficial Ownership Limitation

Until the earliest to occur of (i) the Stockholder Approval, and (ii) the consummation by the Company of certain Fundamental Transactions, each holder of Series C Preferred Stock may hold a number of shares equal to no more than 9.99% of the shares of Common Stock outstanding immediately prior to the Licensing Agreement. Upon receipt of the Stockholder Approval or the consummation of a Fundamental Transaction, holders of Series C Preferred Stock may waive or change the Beneficial Ownership Limitation effective upon written notice to the Company; provided, that such notice must be delivered not less than sixty days prior to the effectiveness of such waiver or change.

Conversion

Each share of Series C Preferred Stock will be convertible at the option of the holder thereof, at any time and from time to time following 5:00 p.m. Eastern Time on the third business day after the Stockholder Approval is received. Each share of Series C Preferred Stock will be convertible by the holders of the Series C Preferred Stock into an equal number of shares of Common Stock. The conversion of the Series C Preferred Stock into Common Stock is subject to certain limitations provided in the Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series C Non-Voting Convertible Preferred Stock (the “Series C Certificate of Designation”), including that prior to the Stockholder Approval, the Company will not be required to effect a conversion of the Series C Preferred Stock to the extent such conversion would cause the Company to violate Nasdaq Listing Rule 5635.

Voting and Consent Rights

Except as otherwise required by law, the Series C Preferred Stock does not have voting rights. However, as long as any shares of Series C Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series C Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Series C Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or the Bylaws of the Company, or file any articles of amendment, certificates of designation, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series C Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, or (ii) issue further shares of Series C Preferred Stock, or increase or decrease (other than by conversion) the number of authorized shares of Series C Preferred Stock.

Designation

The Company has designated 1,214,204 shares of the Company’s preferred stock to be Series C Preferred Stock, pursuant to the Series C Certificate of Designation.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include those described below.

Board Composition and Filling Vacancies

Our Certificate of Incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The limitations on removal of directors and treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our Certificate of Incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our Certificate of Incorporation and Bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting of stockholders. Our Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters brought before the meeting in conformance with our Bylaws.

Advance Notice Requirements

Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be considered. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our Certificate of Incorporation must first be approved by a majority of our board of directors, and if required by law or our Certificate of Incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our Bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our Certificate of Incorporation provides for 10 million authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Certificate of Incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Pursuant to our Bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation and our Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or Bylaws or (v) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternate forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as the address of our principal executive offices is in Boston, Massachusetts. These Forum Provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the Federal Forum Provision will be enforced, which may impose additional costs on us and stockholders.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became an interested stockholder, the business combination was approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving 10% or more of the assets of the corporation and the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

SELLING STOCKHOLDERS

The term “selling stockholders” includes the stockholders listed below and their transferees, pledgees, donees or other successors-in-interest who may acquire shares from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

Up to an aggregate of 15,955,543 shares of our Common Stock, which consists of (i) 83,285 shares of Common Stock that we issued to DEFJ pursuant to the Purchase Agreement, (ii) 11,529,568 shares of Common Stock issuable to DEFJ upon the conversion of 1,152.9568 shares of Series A Preferred Stock that we issued pursuant to the Purchase Agreement, (iii) 298,894 shares of Common Stock issuable to holders of Series A Preferred Stock upon the conversion of 29.8894 shares of Series A Preferred Stock paid as a one-time payment-in-kind dividend pursuant to the Certificate of Designation, (iv) 592,255 shares of Common Stock issuable to affiliates of Tungsten upon the conversion of 59.2255 shares of Series A Preferred Stock issued as partial compensation for services rendered by Tungsten in connection with the transactions contemplated by the Purchase Agreement, (v) 2,237,337 shares of Common Stock issuable to DEFJ upon the conversion of 223.7337 shares of Series B Preferred Stock that we issued pursuant to the Investment Agreement, (vi) 1,136,364 shares of Common Stock issuable to Unleash upon the conversion of 1,136,364 shares of Series C Preferred Stock that we issued pursuant to the Licensing Agreement and (vii) 77,840 shares of Common Stock issuable to affiliates of Tungsten upon the conversion of 77,840 shares of Series C Preferred Stock that we issued as compensation for services rendered by Tungsten in connection with the transactions contemplated by the Licensing Agreement.

We agreed to file the registration statement of which this prospectus is a part pursuant to the Registration Rights Agreement and the Unleash Registration Rights Agreement. Additional information with respect to the Registration Rights Agreement is contained in this section and in our Current Report on Form 8-K filed with the SEC on October 8, 2025. Additional information with respect to the Unleash Registration Rights Agreement is contained in this section and in our Current Report on Form 8-K filed with the SEC on March 3, 2026.

The table below sets forth (i) the name of each selling stockholder, (ii) the number of shares of Common Stock owned by each selling stockholder as of July 20, 2026 (solely for purposes of the table below, treating all 1,242.0717 shares of Series A Preferred Stock, 223.7337 shares of Series B Preferred Stock, and 1,214,204 shares of Series C Preferred Stock outstanding as of July 20, 2026, as if they had been converted into 12,420,717, 2,237,337, and 1,214,204 shares of our Common Stock, respectively, as of July 20, 2026, and disregarding certain of the terms of the Certificate of Designation and the Series C Certificate of Designation that would prevent or limit such conversion as further described below), (iii) the number of shares of Common Stock offered by each selling stockholder hereunder, (iv) the number of shares of Common Stock owned by each selling stockholder following the completion of this offering (assuming each selling stockholder sells all of the shares of our Common Stock that are being offered by such selling stockholder pursuant to this prospectus), and (v) the percentage of Common Stock owned by each selling stockholder following the completion of this offering (assuming each selling stockholder sells all of the shares of our Common Stock that are being offered by such selling stockholder pursuant to this prospectus), based on 1,058,481 shares of our Common Stock outstanding as of July 20, 2026 and, solely for purposes of the table below, treating all 1,242.0717 shares of Series A Preferred Stock, 223.7337 shares of Series B Preferred Stock, and 1,214,204 shares of Series C Preferred Stock outstanding as of July 20, 2026 as if they had been converted into 12,420,717, 2,237,337, and 1,214,204 shares of our Common Stock, respectively, as of July 20, 2026 and disregarding certain of the terms of the Certificate of Designation and the Series C Certificate of Designation that would prevent or limit such conversion as further described below. Stock information with respect to ownership is based upon information obtained from the selling stockholders.

The terms of the Certificate of Designation provide that (i) each outstanding share of Series A Preferred Stock and Series B Preferred Stock is convertible into 10,000 shares of our Common Stock, subject to and contingent upon obtaining the requisite Stockholder Approval of such conversions in accordance with the applicable listing rules of the Nasdaq Stock Market (the “Nasdaq Preferred Conversion Limitation”), (ii) each outstanding share of Series A Preferred Stock is convertible at any time following 5:00 p.m. Eastern Time on the third business day after the Stockholder Approval, and (iii) each outstanding share of Series B Preferred Stock is convertible at any time following the earliest to occur of: (a) April 8, 2026, (b) the effectiveness date of a registration statement covering the resale of the Common Stock issuable upon conversion of the Series B Preferred Stock, and (c) 5:00 p.m. Eastern Time on the third business day after the Stockholder Approval.

The terms of the Series C Certificate of Designation provide that (i) each outstanding share of Series C Preferred Stock is convertible into one share of our Common Stock, subject to and contingent upon obtaining the requisite Stockholder Approval of such conversion in accordance with the Nasdaq Preferred Conversion Limitation, and (ii) each outstanding share of Series C Preferred Stock is convertible at any time following 5:00 p.m. Eastern Time on the third business day after the Stockholder Approval.

As of the date of this prospectus, we have obtained such requisite vote from our stockholders approving such conversions and, therefore, in accordance with the terms of the Certificate of Designation and the Series C Certificate of Designation, at this time all of the outstanding shares of Preferred Stock are convertible into shares of our Common Stock subject to the Beneficial Ownership Limitations. The terms of the Series A Preferred Stock and Series B Preferred Stock also provide that no shares of Series A Preferred Stock or Series B Preferred Stock shall at any time be convertible by the holder thereof into shares of our Common Stock if and to the extent that such conversion would result in the holder of such shares of Series A Preferred Stock or Series B Preferred Stock, together with such holder’s affiliates and certain other persons or entities that are aggregated with such holder and its affiliates, beneficially owning more than 9.99% initially of the number of shares of our Common Stock outstanding immediately after giving effect to such conversion (the “Series A and B Beneficial Ownership Limitation”). The terms of the Series C Preferred Stock provide that no shares of Series C Preferred Stock shall at any time be convertible by the holder thereof into shares of our Common Stock if and to the extent that such conversion would result in the holder of such shares of Series C Preferred Stock being converted, together with such holder’s affiliates and certain other persons or entities that are aggregated with such holder and its affiliates, beneficially owning more than 9.99% initially of the number of shares of our Common Stock outstanding immediately after giving effect to such conversion (the “Series C Beneficial Ownership Limitation” and together with the Series A and B Beneficial Ownership Limitation, the “Beneficial Ownership Limitation”). For purposes of the Beneficial Ownership Limitation, beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder. Following the earliest to occur of (i) the receipt of the Stockholder Approval, and (ii) the consummation of certain fundamental transactions set forth in the Certificate of Designation, a holder of Preferred Stock may waive or change the Beneficial Ownership Limitation. Any increase in the Beneficial Ownership Limitation would not be effective until 60 days after written notice is received by us.

Solely for purposes of the table below, the information under the headings “Shares of Common Stock Owned Prior to the Offering” and “Shares of Common Stock Owned After the Offering” disregards the Nasdaq Preferred Conversion Limitation and the Beneficial Ownership Limitation described above and treats all shares of Preferred Stock outstanding as of July 20, 2026 as if they had been converted into shares of our Common Stock as of that date. Accordingly, to that extent and solely for purposes of the table below, each selling stockholder’s beneficial ownership of our Common Stock has not been determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Each selling stockholder and its affiliates and other aggregation persons or entities disclaim beneficial ownership of any shares of our Common Stock that are reflected in the table below as beneficially owned by such selling stockholder or any of its affiliates and other aggregation persons or entities solely because the Nasdaq Preferred Conversion Limitation and the Beneficial Ownership Limitation have been disregarded.

The selling stockholders are not making any representation that any shares of Common Stock covered by this prospectus will be offered for sale. Because each selling stockholder may dispose of all, none or some portion of the shares of Common Stock covered by this prospectus that they own, no estimate can be given as to the number of shares that will be owned by a selling stockholder upon termination of this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of their shares of Common Stock in transactions exempt from the registration requirements of the Securities Act, after the date for which the information in the table is presented. For purposes of the table below, however, we have assumed that after termination of this offering, none of the shares of our Common Stock registered for resale under this prospectus will be owned by the selling stockholders, and we have further assumed that the selling stockholders will not acquire beneficial ownership of any additional shares of our Common Stock during this offering.

To our knowledge, except as indicated in the footnotes to this table, each selling stockholder named in the table has sole voting and investment power with respect to all shares of Common Stock shown in the table to be owned by such stockholder. Except as described below, or as otherwise described herein or in the documents incorporated by reference herein, none of the selling stockholders has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. In addition, based on information provided to us, none of the selling stockholders that are affiliates of broker-dealers, if any, purchased the shares of our Common Stock outside the ordinary course of business or, at the time of their acquisition of such shares, had any agreements, understandings or arrangements with any other person, directly or indirectly, to dispose of the shares. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in supplements to this prospectus to the extent required.

	Shares of Common Stock Beneficially Owned Prior to the Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Shares of Common Stock Owned After the Offering
Selling Stockholder	Number	Percent (%)	Number	Number	Percent (%)
DEFJ, LLC(1)	14,134,481	83.1%	14,134,481	—	—
Affiliates of Tungsten Advisors(2)	684,698	4.0%	684,698	—	—
Unleash Immuno Oncolytics, Inc.	1,136,364	6.7%	1,136,364	—	—

(1)	Consists of (i) 83,285 shares of Common Stock held by CK Life Sciences, (ii) 11,813,859 shares of Common Stock issuable to CK Life Sciences upon conversion of the Series A Preferred Stock (including 284,291 shares of Common Stock issuable upon the conversion of 28.4291 shares of Series A Preferred Stock issued as a one-time payment-in-kind dividend), and (iii) 2,237,337 shares of Common Stock issuable to DEFJ upon conversion of the Series B Preferred Stock. CK Life Sciences holds voting and dispositive power over the securities held by DEFJ. The address of each of CK Life Sciences and DEFJ is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, K3. This assumes that we have received Stockholder Approval, as Preferred Stock cannot be converted until Stockholder Approval has been received.

(2)	Consists of (i) 5,626 shares of Common Stock issuable to Finalis Securities LLC upon the conversion of the Preferred Stock, (ii) 339,536 shares of Common Stock issuable to Romy Seth upon the conversion of the Preferred Stock, and (iii) 339,536 shares of Common Stock issuable to Lacarya Scott upon the conversion of the Preferred Stock. The address for each of Finalis Securities LLC, Romy Seth, and Lacarya Scott is 228 Park Avenue South, Suite 85550, New York, New York 10003. Federico Baradello holds voting and dispositive power over the securities held by Finalis Securities LLC. Each of Romy Seth and Lacarya Scott holds voting and dispositive power over the securities held by each of them. This assumes that we have received Stockholder Approval as Preferred Stock cannot be converted until Stockholder Approval has been received.

(3)	Consists of 1,136,364 shares of Common Stock issuable to Unleash upon conversion of the Series C Preferred Stock. The address of Unleash is 990 Biscayne Blvd, Suite 504, Miami, Florida 33132. This assumes that we have received Stockholder Approval as Series C Preferred Stock cannot be converted until Stockholder Approval has been received.

PLAN OF DISTRIBUTION

Each selling stockholder of the securities named herein may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded, in private transactions or otherwise. These sales may be at fixed or negotiated prices or at market prices prevailing at the time of sale. A selling stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	to or through underwriters;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, a selling stockholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus or prospectus supplement. To the extent that such members, partners, or shareholders, or other similar persons, are not affiliates of ours, such members, partners or shareholders, or other similar persons, would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from such selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law. If sales of Common Stock offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealer and the compensation arrangements relating to such sales.

A selling stockholder and any broker-dealer or agent that are involved in selling the Common Stock offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares of Common Stock offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling stockholders and any other persons participating in the sale or distribution of the shares of Common Stock offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares of Common Stock by, a selling stockholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the Common Stock. We will make copies of this prospectus available to the selling stockholders.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We and the selling stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

We agreed to use commercially reasonable efforts to keep this prospectus effective until such time as all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Orrick, Herrington & Sutcliffe LLP.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2025 and 2024, in our Annual Report on Form 10-K have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, and included in such Annual Report and incorporated by reference herein in reliance upon the report (which report includes an explanatory paragraph about the existence of substantial doubt concerning our ability to continue as a going concern) upon the authority of said firm as experts in accounting and auditing.

The financial statements of ABCJ, LLC as of and for the years ended December 31, 2024 and 2023, incorporated by reference in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent auditor, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents also may be accessed through the SEC’s electronic data gathering, analysis and retrieval system, or EDGAR, via electronic means, including the SEC’s home page on the internet (www.sec.gov). You may also inspect the registration statement and this prospectus on this SEC website.

We have the authority to designate and issue more than one class or series of stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. We will furnish a full statement of the relative rights and preferences of each class or series of our stock which has been so designated and any restrictions on the ownership or transfer of our stock to any shareholder upon request and without charge. Written requests for such copies should be directed to:

Investor Relations Department
TransCode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109
(857) 837-3099

Our website is located at https://www.transcodetherapeutics.com/. Information contained on our website is not incorporated by reference into this prospectus, and, except for the documents incorporated by reference herein as noted below, you should not consider any information on, or that can be accessed from, our website as part of this prospectus or any accompanying prospectus supplement.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference into this prospectus is an important part of this prospectus, and information that we file after the date hereof with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any future report or document that is not deemed filed under such provisions, after the date of this prospectus and prior to the termination of this offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on April 15, 2026;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the SEC on May 15, 2026;

•	our Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), filed with the SEC on June 2, 2026 as supplemented by the supplement to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on July 17, 2026;

•	our Current Reports on Form 8-K and Form 8-K/A filed on October 8, 2025 (except for Item 7.01 therein) (as amended October 8, 2025, October 17, 2025, and December 23, 2025), October 27, 2025, March 3, 2026, April 7, 2026, May 22, 2026 (as amended on May 26, 2026), June 1, 2026, June 3, 2026, July 2, 2026, and July 17, 2026; and

•	the description of our Common Stock contained in our registration statement on Form 8-A filed with the SEC on April 26, 2021, as supplemented by the description of our Common Stock contained in Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022, and any amendment or report filed for the purpose of updating such description.

Pursuant to Rule 412 under the Securities Act, any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon request, we will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of the documents incorporated by reference into this prospectus but not delivered with the prospectus. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing to us at the following address:

Investor Relations Department
TransCode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, Massachusetts 02109

These filings may also be obtained through our website located at https://www.transcodetherapeutics.com/. The reference to our website is intended to be an inactive textual reference and, except for the documents incorporated by reference as noted above, the information on, or accessible through, our website is not intended to be part of this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus and the applicable accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or in the documents incorporated by reference into this prospectus is accurate as of any date other than the date on the front of this prospectus or those documents.

We advise that there have been no material changes in our affairs that have occurred since the end of the latest fiscal period for which audited financial statements were included in our latest Form 10-K that have not been described in a Form 10-Q or Form 8-K filed subsequently under the Exchange Act.

15,955,543 Shares

Common Stock

PROSPECTUS

July 20, 2026